November 7, 2018

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Mr. Timothy Buchmiller

Re:	Acceleration Request for Alps Electric Co., Ltd.
Registration Statement on Form F-4, filed on November 2, 2018
File: 333-228127
CIK No. 0000900278

Dear Mr. Buchmiller:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Alps Electric Co., Ltd. hereby respectfully requests that the effective date of the Registration Statement on Form F-4, No. 333-228127 filed on November 2, 2018 (the “Registration Statement”), be accelerated, so that the Registration Statement may become effective by 9 a.m., Eastern time, on November 9, 2018, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by telephone call to Masahisa Ikeda of Shearman & Sterling LLP at +81-3-5251-1601.

Sincerely,

ALPS ELECTRIC CO., LTD.

By:	/s/ Yoichiro Kega

Name:	Yoichiro Kega
Title:	Director

cc:	Masahisa Ikeda (Shearman & Sterling LLP)